UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[x]                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2010

or

[  ]                              TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 33-43030

A.              Full title of the plan and the address of the plan, if different from that of the issuer named below:

TCF EMPLOYEES STOCK PURCHASE PLAN

B.               Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TCF FINANCIAL CORPORATION

200 Lake Street East

Mail Code EX0-03-A

Wayzata, Minnesota 55391-1693

REQUIRED INFORMATION

The TCF Employees Stock Purchase Plan of TCF Financial Corporation is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and supplementary schedules of the TCF Employees Stock Purchase Plan of TCF Financial Corporation, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Exhibit 99 to this Form 11-K and are incorporated herein by reference.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TCF Financial Corporation
(Plan Sponsor and Plan Administrator of
the TCF Employees Stock Purchase Plan)

By	/s/ William A. Cooper
William A. Cooper, Chairman and
Chief Executive Officer
(Principal Executive Officer)

By	/s/ Thomas F. Jasper
Thomas F. Jasper, Executive Vice
President and Chief Financial Officer
(Principal Financial Officer)

By	/s/ David M. Stautz
David M. Stautz, Senior Vice
President, Controller and
Assistant Treasurer
(Principal Accounting Officer)

Dated: June 24, 2011

TCF Employees Stock Purchase Plan

Form 11-K

Index to Exhibits

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm

99	Financial Statements and Supplementary Schedules